Thornburg Limited Term Municipal Fund, Inc. N-8F


                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

Application for Deregistration of Certain Registered Investment
Companies.

I.   General Identifying Information

1. Reasons fund is applying to deregister (check only one; for descriptions, see Instructions 1 above):

     [X]     Merger

     [ ]     Liquidation

     [ ]     Abandonment of Registration
             (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]     Election of status as a Business Development Company
             (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of Fund:  Thornburg Limited Term Municipal Fund, Inc.

3.   Securities and Exchange Commission File No.:  811-4302.

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

     [X]  Initial Application           [ ]  Amendment

5.   Address of Principal Executive Office (include No. & Street,
City, State, Zip Code):

     119 East Marcy Street
     Santa Fe, New Mexico  87501

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Charles W.N. Thompson, Jr.
     White, Koch, Kelly & McCarthy, P.A.
     433 Paseo de Peralta
     Santa Fe, New Mexico  87501
     Telephone:  (505) 982-4374

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
270.31a-1, .31a-2]:

     Thornburg Investment Management, Inc.
     119 East March Street
     Santa Fe, New Mexico  87501

     Boston Financial Data Services
     330 West 9th Street
     Kansas City, Missouri  64105

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules
            31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit Investment trust; or

     [ ]  Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

     [X]  Open-end     [ ]  Closed-end

10.  State law under which the fund was organized or formed
(e.g., Delaware, Massachusetts):

     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Thornburg Investment Management, Inc.
     119 East Marcy Street
     Santa Fe, New Mexico  87501

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Thornburg Securities Corporation
     119 East Marcy Street
     Santa Fe, New Mexico  87501

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes     [X]  No

     If Yes, for each UIT state:  N/A
     Name(s):

     File No.: 811-_________________

     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or abandonment of Registration?

     [X]  Yes     [ ]  No

     If Yes, state the date on which the board vote took place:
                              December 8, 2003

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes     [ ]  No

     If Yes, state the date on which the shareholder vote took
place:                        May 21, 2004.

     If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes     [ ]  No

     (a) If Yes, list the date(s) on which the fund made those distributions: June 21, 2004.

     (b)  Were the distributions made on the basis of net assets?

     [X]  Yes     [ ]  No

     (c) Were the distributions made pro rata based on share ownership?

     [X]  Yes     [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. Fore Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ]  Yes     [ ]  No          N/A

17. Closed-end funds only: N/A Has the fund issued senior securities?:

     [ ]  Yes     [ ]  No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes     [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes     [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above).

     [ ]  Yes     [X]  No

     If Yes,

     (a) Describe the type and amount for each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [ ]  Yes     [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes     [X]  No

     If Yes,

     (a) Describe the type and amount of each debt or other liabilities:

          N/A

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

          N/A

IV.  Information About Event(s) Leading To Request For
Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation;

          (i)    Legal expenses:                       $56,324

          (ii)   Accounting expenses:                   $7,835

          (iii)  Other expenses (list and identify separately):

                 a.  Blue Sky termination fees          $5,858

                 b.  Mailings to Shareholders; Printing Costs;
                     Proxy solicitor fees             $234,030

          (iv)   Total expenses
                 (sum of lines (i) - (iii) above):    $304,047

     (b)  How were those expenses allocated?

     The expenses were allocated between the Company's two series based upon relative net assets.

     (c)  Who paid those expenses?

     All expenses incurred in connection with the Merger were paid by the Company.

     (d)  How did the fund pay for unamortized expenses (if any)?
N/A

23. Has the fund previously filed an application for an order of the commission regarding the Merger or Liquidation?

     [ ]  Yes     [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes     [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes     [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

          Thornburg Investment Trust

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-05201.

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          N-14A  March 11, 2004

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                           Verification

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Thornburg Limited Term Municipal Fund, Inc. (Name of Fund), (ii) he is the President of Thornburg Limited Term Municipal Fund, Inc. and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                         /s/ Brian J. McMahon
                            (Signature) -------------------------




CWNT/EDGAR LTMF 5787-01/MODERNIZED/FORMS/N-8F